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Exhibit (a)(1)(I)

Agilent Technologies Completes Sale of Its Stake in Lumileds PALO ALTO, Calif.—(BUSINESS WIRE)—Nov. 29, 2005—Agilent Technologies Inc. (NYSE:A) today announced that it has completed the sale of its stake in Lumileds Lighting International B.V. to Royal Philips Electronics (NYSE:PHG) (AEX:PHI) for approximately $950 million, plus repayment of $50 million of debt from Lumileds.

The divestiture is one in a series of actions Agilent announced on Aug. 15, 2005, designed to enhance the company's focus as a pure-play measurement company.

About Agilent Technologies

Agilent Technologies, Inc. (NYSE:A) is the world's premier measurement company and a technology leader in communications, electronics, life sciences and chemical analysis. The company's 27,000 employees serve customers in more than 110 countries. Agilent had net revenue of $5.1 billion in fiscal year 2005. Information about Agilent is available on the Web at www.agilent.com.

NOTE TO EDITORS: Further technology, corporate citizenship and executive news is available on the Agilent news site at www.agilent.com/go/news.

CONTACT: Agilent Technologies
Michele Drake, 650-752-5296 (Editorial)
michele_drake@agilent.com
Hilliard Terry, 650-752-5329 (Investors)
hilliard_terry@agilent.com

SOURCE: Agilent Technologies, Inc.

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  Exhibit (a)(1)(I)